August 2, 2005


By facsimile to (214) 953-5822 and U.S. Mail


Mr. Xiangqian Li
Chairman, President, and Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, People`s Republic of China

RE:	China BAK Battery, Inc., formerly known as Medina Coffee,
Inc.
	Pre-effective Amendments 1 and 2 to Registration Statement on
Form SB-2
	Filed June 22 and 27, 2005
	File No. 333-122209
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2004 and
	Subsequent Exchange Act Reports
File No. 0-49712

Dear Mr. Li:

	We reviewed the filings and have the comments below.

SB-2/A 1 and 2

1. If applicable, comments on the SB-2/A1 and 2 are comments on the
10-KSB and subsequent Exchange Act reports and vice versa.

Risk Factors, page 4

2. Refer to prior comment 6. As requested previously, revise the ninth factor.

3. We assume that inclusion of the words "could be" in the thirty-first risk factor`s heading are inadvertent. Please delete.

Suppliers, page 29

4. Expand your disclosure to discuss any material contracts that you have entered into with your suppliers relating to energy and materials used in the production of your products.

Description of Our Capital Stock, page 37

5. Remove from this section`s first paragraph the statement that the description of China BAK Battery`s capital stock is "qualified in its entirety" by information outside the prospectus. This section should include all of the disclosure required by Item 202 of Regulation S-B.

Selling Stockholders, page 38

6. Refer to (28) after the names of Robert G. and Judith T. Rader in the table. We are unable to locate the related footnote disclosure.
Please revise.

Report of Independent Registered Public Accounting Firm, page F-1

7. The independent auditor`s report included in your filing is not signed by your auditor. Obtain from your auditor a signed audit report. Also ensure that an updated consent is filed with your next amendment.

Financial Statements

8. Update your disclosures here and elsewhere in the filing to include financial information through June 30, 2005.

9. As requested previously, provide us the summarized balance sheet of Medina Coffee, the shell company immediately before the transaction with BAK International, the operating company. Also provide us the summarized balance sheet of BAK International immediately before the transaction with Medina Coffee.

Statements of Changes in Stockholders` Equity, page F-4

10. Confirm to us that BAK Battery did not issue or retire any shares of its common stock during the period from September 30, 2002 through
September 30, 2004.

11. We read your July 21, 2005 correspondence and your response to prior comment 35. Based on your response, it appears that five shareholders, representing 1.85% of the shares of BAK Battery immediately before the transaction with BAK International, did not receive shares of BAK International upon the consummation of the transaction. Expand your disclosure to include in a footnote the effect that the transaction had on these shareholders and the accounting treatment used to eliminate these shares, including the line items impacted and their related amounts.

12. We read your July 21, 2005 correspondence and your response to prior comment 35. Based on section III of your correspondence, it appears that 1,013,554 shares of common stock were issued to shareholders that were not initially shareholders of BAK Battery or
BAK International. These shareholders are numbered 12-18 in the table in section III of your correspondence. Disclose in a footnote how and when you reflected or intend to reflect the issuance of these shares. Also disclose the value that these shares were or will be issued at in your statement of stockholders` equity, including the line items impacted and their related amounts. Also disclose the accounting treatment used to record the transaction in accordance with U.S. GAAP.

13. You state on page F-8 that BAK International acquired 100% of the
outstanding shares of BAK Battery for a total consideration of
$11.5
million on November 6, 2004. However, you disclosed in note 14 to the financial statements that during the year ended September 30, 2004 the existing stockholders contributed cash in the amount of $10,875,918 that was recorded as an increase to additional paid-in capital in your financial statements. You stated in your response to prior comment 35 that the $11.5 million was recorded as if it had occurred during the year ended September 30, 2004. Tell us the accounting guidance that you used in determining that this should be recorded in the year ended September 20, 2004 rather than during the year ended September 30, 2005. Also tell us how this was reflected in your statements of cash flows.

14. You stated in your response to prior comment 35 that you received
$11.5 million from the BAK International shareholders. Based on your current disclosure, it appears that you have only recorded approximately $10.9 million as contribution of cash by stockholders.
Expand your disclosure to include an explanation for the apparent
$0.6 million difference.

15. Provide us a shareholder list for BAK International immediately before the transaction with Medina Coffee. Include in your response the names of the shareholders and the corresponding number of shares held by each shareholder.

16. Based on the information that you provided in your July 21,
2005
correspondence, it appears that the information in exhibit B includes transactional information that relates to the private placement discussed on page F-23 of your Form SB-2/A. If these shares in the private placement were not issuances of BAK International as we assume and included in the list requested above for the shareholder list of BAK International immediately before the transaction with Medina Coffee, tell us which entity issued these shares. Also tell us what accounting consideration you gave to these issuances in recording the transaction between BAK International and Medina Coffee.

17. Your response to prior comment 36 states that you have
40,978,533
total outstanding shares of common stock. However, your statements of changes in stockholders` equity indicate your total outstanding shares of common stock to be 39,826,075. The 1,152,458 share discrepancy appears to be the post-transaction shares effectively issued to the former shareholders of Medina Coffee. Disclose the date of the effective issuance of these shares, the number of shares effectively issued, the value that they were or will be reflected at in your statement of shareholders` equity, and the line items impacted, including the related amounts.

Notes to Financial Statements, page F-7

18. Expand your disclosures to include also notes to the financial statements for the period ended March 31, 2005.

Note 4.  Summary of Principal Accounting Policies
N.  Revenue Recognition, Returns and Warranties, page F-13

19. We read your response to prior comment 50 and your revised disclosure. Your response does not address how you determined that it was appropriate to record the amount relating to the warranty reserve at the end of the year rather than when the sales occur. Please advise.

Note 7.  Long-Term Assets, page F-19

20. Expand your disclosure to discuss the types of indirect costs that you capitalize.

Information not Required in the Prospectus, page II-1

21. Refer to prior comment 57. As requested previously, disclose that China BAK Battery does not maintain the insurance.

Recent Sales of Unregistered Securities, page II-1

22. Refer to prior comment 58. As requested previously, state the value of the 39,826,075 shares of common stock issued in the stock exchange transaction on January 20, 2005.
Exhibits 10.3 and 10.4

23. Refer to prior comment 60. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Refer to section 1 of exhibit
10.3 and sections 1.3 and 2(a) of exhibit 10.4, and revise or advise.

Exhibits 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13,
10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.21, 10.22, 10.23,
10.24,
10.25, 10.26, 10.27, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33,
10.34,
10.35, 10.36, 10.37, 10.38, 10.39, 10.40, 10.42, 10.42, 10.43,
10.44,
10.45, and 10.46

24. Refer to prior comment 61. For each exhibit specified above, tell us why China BAK Battery is not required under paragraph
(c)(2)(iv) or paragraph (c)(2)(v) of Rule 403 of Regulation C under the Securities Act to submit a fair and accurate English translation of the entire foreign language document. For example, it appears that Mr. Xiangqian Li, a director and officer of China BAK Battery, is a party to the agreements filed as exhibits 10.11, 10.13, 10.15,
10.23, 10.30, 10.33, and 10.44 and that Jilin Province Huaruan Technology Company, Ltd., a corporation owned by Mr. Li, is a party to the agreements filed as exhibits 10.9, 10.11, 10.13, 10.15, 10.18, and 10.41. Note that paragraph c(3)(ii) of Rule 403 is applicable only if China BAK Battery is able to satisfy paragraph c(3)(i)(A) of
Rule 403 or paragraph c(3)(i)(B) of Rule 403.

25. Refer to prior comment 62. As noted previously, if a English summary of a foreign language document is submitted under Rule
403(c)(3) of Regulation C under the Securities Act, the English summary must fairly and accurately:

* Summarize the terms of each material provision of the foreign language document.

* Describe the terms that have been omitted or abridged.

It does not appear that you have described the terms that have been omitted or abridged in the exhibits specified above as required by paragraph c(3)(ii)(B) of Rule 403. Please revise.


10-KSB

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

26. Refer to prior comment 10. The range of closing high and low bid prices of China BAK Battery`s common stock for the third and fourth quarters 2004 appear to have been inverted in the table so that the high bid prices appear in the column for the low bid prices and vice versa. Please revise.

Item 8A.  Controls and Procedures

27. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e) rather than Rule 13a-14(c).
Your
disclosure controls and procedures should have been evaluated as of the end of the period as opposed to within 90 days of the filing being made. Also, you should disclose whether there were any changes in your internal controls during the quarter. See Item 307 of Regulation S-B, and revise your disclosure.

Signatures

28. China BAK Battery`s controller or principal accounting officer also must sign the 10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the 10-KSB. See General
Instruction
C.2. of Form 10-KSB, and revise in future filings.

Closing

	File amendments to the SB-2, the December 31, 2004 10-KSB, and the March 31, 2005 10-QSB in response to the comments. To expedite our review, China BAK Battery may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If China BAK
Battery thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since China BAK Battery and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If China BAK Battery requests acceleration of the registration statement`s effectiveness, China BAK Battery should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve China BAK Battery from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* China BAK Battery may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that China BAK Battery provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Meagan
Caldwell, Staff Accountant, at (202)551-3754 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-

3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Nevada Agency and Trust Company
	Agent for Service, China BAK Battery, Inc., f/k/a Medina
Coffee,
Inc.
	50 West Liberty Street, Suite 880
	Reno, NV 89501

	George L. Diamond, Esq.
	Jackson Walker L.L.P.
	901 Main Street, Suite 6000
	Dallas, TX 75202



Mr. Xiangqian Li
August 2, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE